Exhibit 99.1
1

MARKET RELEASE
Sibanye-Stillwater progresses battery metals strategy with the exclusive put option to acquire
Eramet’s Sandouville nickel processing facilities

Johannesburg, 30 July 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has entered into an exclusive put option agreement (“Put Option”) with French mining group Eramet SA (Eramet) for the acquisition of 100% of the Sandouville nickel hydrometallurgical processing facility, located in Normandy, France for an effective cash cost of circa
€65million*(“the Transaction”). The share purchase agreement which has been agreed together with the Put Option would be entered into upon conclusion of the consultation process with the works council of Eramet Sandouville and thereafter the Transaction is expected to conclude by year end, subject to inter alia, the approval of the South African Reserve Bank and other regulatory approvals
#
.
The Sandouville facility is situated in the industrial heart of Europe at Le Havre, France’s second largest industrial port, with strategic access to extensive logistical infrastructure including shipping, rail and key motorways, supporting any future supply into the European end user markets. The current Sandouville facilities include a hydrometallurgical nickel refinery with a production capacity of 12,000 tonnes per annum of high-purity nickel metal, 4,000 tonnes per annum of high-purity nickel salts and solutions and around 600 tonnes per annum of cobalt chloride. For more information on the transaction, please refer to
https://www.sibanyestillwater.com/news-investors/news/transactions/sandouville/
.
Investment rationale
The transaction is the second step in Sibanye-Stillwater’s battery metals strategy, building on the investment in the Keliber lithium hydroxide project, in partnership with the State of Finland and the
Finnish Minerals Group, announced in February 2021. The Sandouville site is a polyvalent facility which is already zoned for heavy industrial purposes. The site
i
s scaleable for nickel, cobalt and lithium battery
grade products, and will enable Sibanye-Stillwater to further advance its battery metals strategy and recycling activities.
Post a successful due diligence, the acquisition is seen as a low risk entry into the nickel beneficiation business and the initial focus will be on ramping up throughput as per the existing Eramet plans. As part of the due diligence Sibanye-Stillwater has completed a scoping study to in parallel with current production further upgrade the Sandouville facilities to target specific nickel battery metal products in order to unlock the full potential of these facilities and their location. A detailed investment and development plan will be provided in due course.
Neal Froneman, CEO of Sibanye-Stillwater commenting on the transaction, said: “We are delighted to progress with this second step in our battery metals strategy, which is an important step in getting further downstream exposure to the battery metals value chain. The Sandouville facility is ideally located close to the European end-user markets and well supported by significant logistical infrastructure, which will allow us to leverage our existing Platinum Group Metals relationships. We look forward to working with Eramet and the French authorities to build a leading battery metals platform in Europe.”
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

* Subject to closing adjustments
#Other conditions precedent include consultation with the facility’s works council, approval from the French authorities of operating permits transfer, transfer of commercial contracts, carve-out arrangements and foreign investment clearance. The transaction is not subject to any
Antitrust approvals.
About the Sibanye-Stillwater Group:
Sibanye-Stillwater is a leading international precious metals mining company, with a diverse portfolio of platinum group metal (PGM) operations in the United States and Southern Africa, gold operations and projects in South
Africa, and copper, gold and PGM exploration properties in North and South America.
Established in 2013, the Group has grown and diversified into one of the world’s largest primary producers of platinum, palladium and rhodium and is also a top tier gold producer, ranking third globally on a gold-equivalent basis. It also produces other PGMs, such as iridium and ruthenium, and chrome, copper and nickel as by-
products.
Not only does the Group mine PGMs, it is also the world’s leading global recycler, processor and smelter of spent
PGM catalytic converter materials. In 2020, 840,000 oz of our total PGM output was recycled at our Columbus metallurgical business in Montana, in a very environmentally friendly manner.
Sibanye-Stillwater is listed on the Johannesburg stock exchange and on the New York Stock Exchange and has a market capitalisation of US$12 billion (R182 billion). For 2020 Sibanye-Stillwater generated adjusted EBITDA of
US$3.0bn , free cashflow of US$1.2bn and declared dividends of US$729m. The balance sheet is robust with Net cash of US$210million at end of 2020. For more information, refer to the Sibanye-Stillwater website at
https://www.sibanyestillwater.com/.
In February 2021, Sibanye-Stillwater has advanced its global diversification strategy to encompass the battery metal space by firstly investing in a lithium hydroxide project in Finland. With the acquisition of a 30% shareholding in Keliber Oy, Sibanye-Stillwater now has a substantial interest in the Keliber lithium project currently in development phase in the Kaustinen region of Finland. The second step announced at the end of July 2021, had the Group entering into an exclusive Put option with French mining group Eramet to acquire 100% of the
Sandouville nickel hydrometallurgical processing facility, located in Normandy, France. For more information refer to https://www.sibanyestillwater.com/news-investors/news/transactions/sandouville/.
The Sibanye-Stillwater Group focusses on embedding and excelling at environmental, social and governance
(ESG) matters. Our vision at Sibanye-Stillwater is to create superior value for all our stakeholders through the mining of our mineral resources. The sustainable management of our operations is integral to our ability to obtain and maintain our social licence to operate and to generate long-term value for all of our stakeholders, including employees, the communities where we operate, governments and shareholders.
Our CARES values – commitment, accountability, respect, enabling, and safety – are at the core of our approach to sustainability. These values support safe operations, enable growth, underpin business strategy and promote competitiveness and success. Our values are embedded in the work we do and reinforced by continuous communication, education and training.
We represent our commitment to our CARES values through the indigenous South African Umdoni tree. Our
CARES values are the fundamental roots of our organisation, which provide a solid basis for the way we do business. The trunk of the tree represents the material strength of the company and the leaves on the branches represent all our stakeholders. The tree’s seeds and fruits signify the varying benefits and value that our success will bring to those stakeholders. For more information on the Group’s ESG, please refer to
https://www.sibanyestillwater.com/sustainability/.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Financial Advisor: Ondra France
Legal Advisor: Clifford Chance Europe LLP
Financial Due Diligence: EY & Associés
FORWARD-LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect”, “plan”, “anticipate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation,
Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities;
the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold and PGMs; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries;
the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology and communications systems; the adequacy of Sibanye-Stillwater’s insurance coverage;
social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-
Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock

Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report
2020 and the Annual Report on Form 20-F for the fiscal year ended 31 December 2020.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.